Gridsum Holding Inc.

Jade Palace Hotel Office Building, 8th Floor

76 Zhichun Road

Haidian District, Beijing 100086

People’s Republic of China

September 20, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director Paul Fischer, Attorney-Advisor Terry French, Accountant Branch Chief Sharon Virga, Staff Accountant

Re:

Gridsum Holding Inc. Registration Statement on Form F-1 (File No. 333-213348) originally filed on August 26, 2016, as amended, and Registration Statement on Form 8-A (File No. 001-37871) filed on September 9, 2016

Requested Date: September 22, 2016

Requested Time: 4:00 PM Eastern Daylight Time

Ladies and Gentlemen:

Gridsum Holding Inc. (“Registrant”) hereby requests that the Securities and Exchange Commission (“Commission”) take appropriate action to declare the above-captioned registration statements on Form F-1 and Form 8-A effective at the “Requested Date” and “Requested Time” set forth above, or as soon thereafter as practicable.

Registrant hereby authorizes Gordon K. Davidson or Horace L. Nash, each of whom is an attorney with Fenwick & West LLP, to modify or withdraw this request for acceleration orally or in writing.

Registrant hereby acknowledges that:

•         should the Commission or the staff of the Commission (“Staff”), acting pursuant to delegated authority, declare the filings effective, it does not foreclose the Commission from taking any action with respect to the filings;

•         the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filings effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filings; and

•         Registrant may not assert the Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Registrant requests that it be notified of such effectiveness by a telephone call to Mr. Nash at (650) 335-7934.

Sincerely,

GRIDSUM HOLDING INC.

By:	/s/ Guosheng Qi
Guosheng Qi
Chief Executive Officer and Chairman

cc:                                Via E-mail

Michael Peng Zhang

Gridsum Holding Inc.

Gordon K. Davidson, Esq.

Horace L. Nash, Esq.

Niping Wu, Esq.

Fenwick & West LLP

Chris K.H. Lin, Esq.

Daniel Fertig, Esq.

Simpson Thacher & Bartlett LLP

William Lam
PricewaterhouseCoopers Zhong Tian LLP